[Wachtell, Lipton, Rosen & Katz Letterhead]

January 16, 2013

VIA HAND DELIVERY AND EDGAR

Mr. Mark S. Webb

Legal Branch Chief

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          PacWest Bancorp

Registration Statement on Form S-4

Filed December 7, 2012

File No. 333-185356

Form 10-K for the Year Ended December 31, 2011

Filed March 14, 2012

File No. 000-30747

First California Financial Group, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 15, 2012

Form 10-Q for the Quarter Ended September 30, 2012

Filed November 9, 2012

File No. 000-52498

Dear Mr. Webb:

On behalf of PacWest Bancorp (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on December 7, 2012 (the “Registration Statement”) contained in your letter dated January 3, 2013 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we are furnishing to the Staff supplementally six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement as filed on December 7, 2012.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  The responses are on behalf of the Company and First California Financial Group, Inc. (“First California”) (with respect to the Registration Statement), on behalf of the Company (with respect to the Company’s Form 10-K and proxy statement) and on behalf of First California (with respect to the First California Form 10-K, Form 10-Q and proxy statement).  For your convenience, we have set out the text of the comments from the Comment Letter followed by our response.  Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Registration Statement on Form S-4

General

1.                                      Please provide the board books to the staff.

RESPONSE:   The presentation material prepared by Keefe, Bruyette & Woods, Inc. in connection with its opinion, dated November 6, 2012, to First California’s board of directors summarized under the caption “Opinion of First California’s Financial Advisor” is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended.  In accordance with such Rules, counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The presentation material prepared by Sandler, O’Neill & Partners, L.P. in connection with its opinion, dated November 4, 2012, to the Company’s board of directors summarized under the caption “Opinion of PacWest’s Financial Advisor” is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended.  In accordance with such Rules, counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.                                      Please disclose the PacWest projections given to KBW.

RESPONSE:   The projected financial information and forecasts for PacWest utilized in KBW’s financial analyses consisted of consensus analyst estimates for 2013.  The Registration Statement has been revised on page 67 of the S-4 to include these estimates.

Cover Page

3.                                     Revise to provide the maximum number of shares that will be issued in the share exchange.

RESPONSE:   The Company respectfully submits that the number of shares listed on the cover of the Registration Statement filed on December 7, 2012 is the maximum number of shares that could be issued in the share exchange.

Summary

First California’s Directors and Executive Officers Have Certain Interests in the Merger, page 15

4.                                      Please revise your disclosure to more specifically describe the interests that are different from, or in addition to, the interests of the First California shareholders, including the identities of any interested directors and any compensation that the directors and officers will receive as a result of the transaction.  In addition, revise to disclose that two current members of First California will serve on PacWest’s board. Please make corresponding changes on page 32 in Risk Factors.

RESPONSE:   The Registration Statement has been revised on pages 15 and 34 in response to the Staff’s comment.

Comparative Per Share Market Price and Dividend Information, page 27

5.                                      Revise this section to include the market value of the securities of First California on an equivalent per share basis. Refer to Item 3(g) of Form S-4.

RESPONSE:   The Registration Statement has been revised on page 28 in response to the Staff’s comment.

The Merger

Background of the Merger, page 50

6.                                      Please expand your disclosure in the last sentence of the third paragraph on page 52 to provide more detail regarding the status of discussions with Company A, including whether Company A had submitted a proposal and the elements of any such proposal.

RESPONSE:   The Registration Statement has been revised on page 53 in response to the Staff’s comment.

7.                                      Please provide more detail as to the nature of Company A’s offer described in the fourth paragraph on page 54, including an approximate per share value.

RESPONSE:   The material terms of Company A’s July 18, 2012 proposal are set forth on page 55 of the Registration Statement.  First California has informed us that Company A did not indicate a per share value when it proposed a strategic transaction based on the respective tangible book values of First California and Company A at the closing of the proposed transaction.  Accordingly, we have not revised the disclosure.

8.                                      We note your disclosure regarding PacWest’s offer to acquire First California for $8.00 per share in the first full paragraph on page 56. Revise to describe how this offer came to include the exchange ratio’s collar feature.

RESPONSE:   The Registration Statement has been revised on pages 52, 55, 56 and 57 in response to the Staff’s comment to clarify that PacWest had proposed an exchange ratio subject to a mutually agreed upon collar mechanism in each of its proposals, beginning May 3, 2012.

Recommendation of the First California Board of Directors and Reasons for the Merger, page 57

9.                                      Revise to have the board take specific notice of each specific KBW analysis that does not support its recommendation and explain why, in light of that analysis, it is making the recommendation it is.

RESPONSE:    The Registration Statement has been revised on page 61 in response to the Staff’s comment.

Director Presence on PacWest’s Board of Directors, page 58

10.                               We note that two of the directors of First California will be recommended to serve on PacWest’s board following the merger. Revise to explain how the directors will be chosen, and please tell us when you expect that the selection will be made. Please also consider adding a discussion in Risk Factors disclosing the conflict of interest of all of the directors, since it appears that any of them may be chosen for the PacWest board.

RESPONSE:   The Registration Statement has been revised on pages 15, 34 and 59 in response to the Staff’s comment.

Opinion of First California’s Financial Advisor, page 60

11.                               Revise to disclose how much First California has paid KBW in the last two years. Please provide similar disclosure for PacWest and Sandler O’Neill.

RESPONSE:   The Registration Statement has been revised on pages 68 and 81 in response to the Staff’s comment.

Management and Board of Directors of PacWest After the Merger, page 79

12.          Please update your disclosure in this section and throughout the proxy statement/prospectus to account for the fiscal year ended December 31, 2012. In this respect, we note, as examples only, that you will be required to include certain updated information in response to Items 402 and 404 of Regulation S-K.

RESPONSE:   The Company acknowledges the Staff’s comment and respectfully submits that Item 18(b) of Form S-4 provides that a registrant that meets the requirements for use of Form S-3, as does the Company, may incorporate the requested information by reference to its latest annual report on Form 10-K.  As permitted by General Instruction G(3) to Form 10-K the information required by Item 401 of Regulation S-K and Item 402 of Regulation S-K was provided in the Company’s definitive proxy statement for its 2012 annual meeting of stockholders, filed on April 6, 2012.  On Page 130 of the Registration Statement we incorporate by reference the Company’s Form 10-K for the year ended December 31, 2011 and the relevant portions of the Company’s 2012 definitive proxy statement for the annual meeting of stockholders.

We understand that the Staff’s comment derives from the Regulation S-K Compliance and Disclosure Interpretation 117.05, last updated February 16, 2010 (the “C&DI”).  The C&DI provides that a registration statement on Form S-1 that seeks effectiveness following a registrant’s fiscal year-end and prior to the filing of the registrant’s Annual Report on Form 10-K for that fiscal year must include Item 402 disclosure for the last completed fiscal year.  The C&DI draws a distinction between Form S-1 and Form S-3, however, and states that Form S-3 permits incorporation by reference of filed and subsequently filed Exchange Act documents and states that Securities Act Forms Compliance and Disclosure Interpretation 123.01 addresses the situation in which a company requests effectiveness of a Form S-3 between the filing of the Form 10-K and the definitive proxy statement.

A similar distinction between Form S-1 and Form S-4 also exists with respect to incorporation by reference of Exchange Act reports.  As a precondition to a registrant’s ability to incorporate by reference Exchange Act reports into a Form S-1 registration statement, Section VII.C of Form S-1 requires that a registrant have filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year.  Thus, by way of example only, on January 15, 2013 a registrant seeking to incorporate by reference into its Form S-1 would be expressly required to have first filed its Form 10-K with respect to the year ended December 31, 2012. Conversely, Item 11 of Form S-4 permits a registrant meeting the requirements of Form S-3 to incorporate by reference information contained in the registrant’s latest annual report on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act which contains audited financial statements for the registrant’s latest fiscal year for which a Form 10-K was required to be filed.  As an eligible S-3 registrant, PacWest is permitted to incorporate by reference its Form 10-K for the year ended December 31, 2011 until its Form 10-K for the year ended December 31, 2012 is required to be filed.  More specifically with respect to the Item 401 and Item 402 Regulation S-K information that you have requested, Item 18(b) states that the information may be incorporated by reference from the registrant’s latest annual report on Form 10-K.  Moreover, we would direct the Staff’s attention to the lead-in to clause (a) to Item 18, which provides in pertinent part “…furnish the following information, except as provided by paragraph (b) of this item”(emphasis added).  The plain meaning of this lead-in is that all subsequently listed disclosure requirements in Item 18(a) are expressly qualified by paragraph (b) of such item, which as described above in turn provides that the disclosure requirements at issue here are met through incorporation by reference of the latest annual report (notably, not the “annual report for its most recently completed fiscal year”).  To take a different view would render these words surplusage—effectively, during the first 2-3 months of a fiscal year an S-3 eligible registrant would as a result be in the same position as a non-S-3 eligible registrant with respect to these disclosure items.

Such a result would be at odds with the basic principles underlying the integrated disclosure system which Form S-4 employs.  As expressed in Securities Act Release No. 33-6578 (April 23, 1985), the adopting release for Form S-4, “[t]he integrated disclosure system, on which Form S-4 is based, proceeds from the premise that investors in the primary market need much the same information as investors in the trading market.”  Thus, “the amount of prospectus presentation for management information, like company information, depends on which form could be used in a primary offering not involving a business combination.”  By permitting S-3 eligible companies to satisfy the disclosure requirements of Item 18(a)(7) through incorporation by reference from their last annual report on Form 10-K, “Form S-4 reflects the premise that decisions made in the context of business combination transactions and those made otherwise in the purchase of a security in the primary or trading market are substantially similar,” at least with respect to the management information required by Item 18(a)(7).

In our experience, the Staff’s approach with respect to this issue has been consistent with the distinction we have drawn both prior to and following the publication of the C&DI in 2010.  For example, in the Staff’s review of the Form S-4 filed by Hancock Holding Company in connection with its acquisition of Whitney Holding Corporation, the Staff noted in its letter dated February 22, 2011 that “both Hancock and Whitney will be required to include the 2010 compensation information required by Item 402 of Regulation S-K to the extent that this information is not included in your 2010 Form 10-Ks and incorporated by reference into your next amendment.”  Following our response regarding the anticipated timing of Whitney’s definitive proxy statement (to be incorporated into its 2010 Form 10-K), the Staff in its letter dated March 31, 2011 noted that “Whitney’s 2010 compensation information will be included in its definitive proxy statement with respect to its Annual Meeting of Shareholders and will be incorporated by reference into its Form 10-K.  Please note that we may have comments on this disclosure once it has been filed.”  The Staff declared the S-4 effective on April 1, 2011.  Whitney filed a Form 10-K/A on April 18, 2011 containing its 2010 compensation information.

In addition to the analysis of the relevant forms set forth above, which we believe draws a clear and appropriate distinction between S-3 eligible registrants filing a Form S-4, and registrants filing a Form S-1 where the market and investors have not had the benefit of regular prior disclosure, we believe that as a practical matter substantially all large public companies with a fiscal year ending on December 31 would not be in a position to provide responsive disclosure regarding compensation during this time of year.  Incentive compensation decisions are often not made until late February or March.  This timeline is a direct outgrowth, at least in part, of the required timeline for compensation disclosure dictated by Form 10-K, including General Instruction G(3) thereto, and additionally reflects the necessity of verifying and auditing year-end financial results which often provide the basis for incentive compensation.  And, for many named executive officers of public companies incentive compensation represents a substantial portion or a majority of total annual compensation.  Compelled early disclosure for those S-3 eligible registrants who find themselves in the position of having a merger approaching closing in the opening months of the year would result in incomplete and potentially misleading information being delivered to investors in the merger proxy, which would then be confusingly superseded by a then-complete and different version of the compensation disclosure a month or two later at the time of the annual meeting proxy filing.  The alternative would be to delay the effectiveness of Form S-4’s that would otherwise be in a position to be declared effective generally until the annual meeting proxy disclosure is completed, with the resulting highly significant financial cost to the companies and their shareholders of a delayed closing.

Interests of PacWest Directors and Executive Officers in the Merger, page 79

13.                               Revise to more fully describe the agreement whereby Castle Creek Financial is entitled to a fee upon the consummation of the merger.  Apply the generic disclosure included on page 39 of the definitive proxy statement on Schedule 14A to the specifics of this transaction. Describe Castle Creek’s role in the negotiations described in Background of the Merger and provide the fee, separately identifying the amount to be paid as reimbursement for expenses, which will be paid to Castle Creek as a result of the transaction.  In addition, revise your disclosure in the Summary and in Risk Factors to discuss, with sufficient detail, Mr. Eggemeyer’s interests in the transaction.

RESPONSE:   The Registration Statement has been revised on pages 15, 34, 81 and 82 in response to the Staff’s comment.

Material United States Federal Income Tax Consequences, page 108

14.                               Please revise to indicate that the discussion is based on opinions which have been filed.

RESPONSE:   The Registration Statement has been revised on page 111 in response to the Staff’s request.

Unaudited Pro Forma Combined Condensed Financial Statements

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet Adjustments, page 113

15.                               Please revise to disclose each of the individual amounts attributable to each of the components described in the pro forma balance sheet adjustments 1-3. For example, disclose the amounts of the First California core deposit intangible and the goodwill which will be eliminated and the newly reflected amount of goodwill to be recorded.

RESPONSE:  The Registration Statement has been revised on pages 115 and 116 in response to the Staff’s comment.

16.                               Supplementally tell us why the company expects the carrying value of the FDIC loss sharing asset to be reduced in conjunction with the proposed transaction.

RESPONSE:   In response to the Staff’s comment, the Company respectfully submits that application of the acquisition method of accounting is expected to reduce the carrying value of the FDIC loss sharing asset below First California’s historical amortized-cost carrying value.  Based on the information available to the Company, the Company’s preliminary fair value estimate reflects lower future claims for losses on covered assets.  As a result, the Company expects the carrying value of the FDIC loss sharing asset to be reduced in conjunction with the transaction.

17.                               Please revise to describe the nature of the miscellaneous assets to be acquired and the adjustments being reflected.

RESPONSE:   The Registration Statement has been revised on page 116 in response to the Staff’s comment.

18.                               Please revise to describe the nature of the accruals being reflected in regard to the contingent and miscellaneous liabilities being assumed and tell us how you determined these amounts.

RESPONSE:   The Registration Statement has been revised on page 116 in response to the Staff’s comment.

Comparison of Stockholders’ Rights, page 121

19.                               You may not qualify your discussion by reference to the relevant certificates of incorporation and bylaws. Please revise to state that all material information has been discussed.

RESPONSE:   The Registration Statement has been revised on page 124 in response to the Staff’s comment.

Exhibit 5.1

20.                               We note that the legal opinion is limited to the laws of the State of New York.  Please file a revised legal opinion of counsel that opines on the laws of the jurisdiction in which the issuer is incorporated.

RESPONSE:   The legal opinion contained in Exhibit 5.1 of the Registration Statement has been revised in response to the Staff’s comment.

PacWest Bancorp Form 10-K for the Year Ended December 31, 2011

Item 13: Certain Relationships and Related-Party Transactions, page 39 of Definitive Proxy Statement on Schedule 14A

21.                               Please confirm that by “other persons” in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

RESPONSE:   The Company confirms that “other persons” refers to persons not related to the Company.  The Company confirms that it will provide the correct representation in future filings.

First California Financial Group Form 10-K for the Year Ended December 31, 2011

General

22.                               First California does not appear to have included the shareholder advisory vote required by Regulation 14a-21(c) in its proxy materials.  Please explain how it determined that it was not required to include this vote.

RESPONSE:   Rule 14a-21(c) applies to solicitations made by a registrant for a meeting of stockholders at which stockholders are asked to approve an acquisition, merger, consolidation or proposed sale or other disposition of all or substantially all of the assets of the registrant.  First California’s stockholders were not asked, at First California’s 2012 Annual Meeting of Stockholders, to approve any such transaction.  Accordingly, First California did not include in the proxy materials for such meeting the advisory vote described in Rule 14a-21(c).

Certain Relationships and Related Transactions, page 33 of Definitive Proxy Statement on Schedule 14A

23.                               Please confirm that by “other persons” in the representations included in this section, First California means persons not related to it. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that First California will provide the correct representation in future filings.

RESPONSE:   First California has informed us that it confirms that “other persons” means persons not related to First California.  First California has further informed us that it confirms that it will provide the correct representation in future filings.

First California Financial Group Form 10-Q for the Quarter September 30, 2012 Note 12 — Commitments and Contingencies

24.                               We note you recorded an accrual for probable losses related to the putative class action First California was named as a defendant in February 2011. Please tell us, and make sure to revise the S-4, to disclose the nature of this contingency and the amount or range of reasonably possible losses in addition to the amounts accrued or that any reasonably possible losses in addition to amounts accrued is not material to your financial statements. Refer to ASC 450-20-50 for guidance.

RESPONSE:    As disclosed in First California’s Form 10-Q for the quarter ended September 30, 2012, the accrual relates to a settlement agreement that has been reached with the plaintiff in the referenced litigation, but which has not yet been accepted by the court. The court hearing that had been scheduled for November 27, 2012 was postponed by the court until January 28, 2013. First California has accrued an aggregate of $45,500, the amount of the proposed settlement, and First California does not expect to accrue any additional amounts related to this litigation. This amount is not material to First California’s financial statements, and accordingly, we do not believe any additional disclosure in the Form S-4 is necessary.

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MMGuest@wlrk.com.

Sincerely,

/s/ Matthew M. Guest

Matthew M. Guest

cc:                                Jared M. Wolff

PacWest Bancorp